UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Fort Frances Cogeneration L.P.

(Name of foreign utility company)

Duke Energy Corporation

(Name of filing company, if filed on behalf

of a foreign utility company)

Duke Energy Corporation, a North Carolina corporation (“Duke Energy”), acting on behalf of Fort Frances Cogeneration L.P. (“Fort Frances”), herewith files with the Securities and Exchange Commission (the “Commission”) this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) for Fort Frances.

Item 1

Description of the Foreign Utility Company

Fort Frances owns and operates an approximately 110 MW electric generation facility located in Ontario, Canada (the “Facility”). The Facility is comprised of a gas turbine, a heat recovery system generator, a steam turbine and related electric interconnection facilities, fuel handling equipment and other property and equipment necessary to operate the Facility. The Facility is interconnected with transmission facilities owned by Ontario One. Fort Frances sells energy and capacity generated from the Facility to its customers, all of which are located in Canada. Such sales are at wholesale and may also be retail sales.

Fort Frances does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Moreover, Fort Frances is not a public utility company operating in the United States. Fort Frances does not have any subsidiary companies.

Ownership of the Foreign Utility Company

Westcoast Energy Inc. (“WEI”) directly and indirectly owns 100% of the voting and equity securities of Fort Frances. Fort Frances is a Canadian limited partnership and WEI holds a direct 99.9% limited partnership interest. Fort Frances Cogeneration Management Inc. (“FFCM”) holds a 0.1% general partnership interest in Fort Frances. UEI Holdings (New Brunswick) Inc. (“UEI”) owns 100% of FFCM’s voting and equity securities. WEI, in turn, owns 100% of the voting and equity securities of UEI.

WEI is an indirect, wholly-owned subsidiary of Duke Energy. Duke Energy Canada Exchangeco Inc. (“DECE”) holds a 95.35875% ownership interest in WEI, with Duke Energy Nova Scotia Holdings Co. (“Nova Scotia”) holding the remaining 4.64124%. Nova Scotia also holds a 5.7% ownership interest in DECE, with the remaining 94.3% ownership interest held by Duke Energy Canada Call Co. (“DECC”). Nova Scotia also holds a 10% ownership interest in DECC, with Duke Capital LLC (“Duke Capital”) holding the remaining 90% interest. Duke Energy, in turn, owns 100% of the voting and equity securities of Duke Capital.

Duke Capital also holds a 47.4% ownership interest in Nova Scotia, with Pan Energy Corporation (“Pan Energy”) and Duke Energy Field Services Canada Holdings Inc. (“DEFSC”) holding a 7.3% and 45.3% ownership interest respectively. Duke Capital owns 100% of the voting and equity securities of Pan Energy. Duke Energy Enterprises Corporation (“DEE”) owns 100% of the voting and equity securities of DEFSC. Duke Energy Gas Transmission Corporation (“DEGT”), in turn, owns 100% of the voting and equity securities of DEE. Duke Energy Natural Gas Corporation (“DENG”), in turn, owns 100% of the voting and equity securities of DEGT. Duke Energy Services, Inc. (‘DESI”), in turn, owns 100% of the voting and equity securities of DENG. Pan Energy owns 100% of the voting and equity securities of DESI.

Business Address of the Foreign Utility Company

The business address of Fort Frances is as follow:

Unit 4

Second Street East

Fort Frances, Ontario P9A 1M5

ITEM 2

Duke Energy is a domestic associate public-utility company of Fort Frances, with Duke Energy being its indirect parent company. Duke Energy’s relationship to Fort Frances is its indirect ownership interests as described above.

EXHIBIT A

Incorporated by reference are the following state certifications required under Section 33(a)(2) of the Act:

(1)	North Carolina Utilities Commission certification letter dated
June 23, 1997 (filed by Duke Energy with the Commission as
an exhibit to a Form U-57 dated July 15, 1998).
(2)	The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed by Duke Energy with the Commission as an exhibit to a Form U-57 dated July 15, 1998).

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY CORPORATION
By: /s/ Brent C. Bailey
Brent C. Bailey
Vice President

Date: August 30, 2005

Name, title and address of officer whom notices and correspondence concerning this statement should be addressed:

Robert T. Lucas III

Assistant Secretary and Associate General Counsel

Duke Energy Corporation PB05E

422 South Church Street

Charlotte, North Carolina 28202-1904